

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2011

Ken McBride
Chief Executive Officer
Stamps.com Inc.
12959 Coral Tree Place
Los Angeles, CA 90066

> **Re:** **Stamps.com Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 15, 2010**
> **File No. 0-26427**

Dear Mr. McBride:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

/s/ William H. Thompson

William Thompson
Accounting Branch Chief